STATEMENT OF INVESTMENTS

Dreyfus A Bonds Plus, Inc.
December 31, 2007 (Unaudited)

Bonds and Notes--117.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.1%				
Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	375,000	**390,863**
Agricultural--.7%				
Philip Morris,				
Sr. Unscd. Debs.	7.75	1/15/27	1,475,000	**1,905,614**
Asset-Backed Ctfs./Auto Receivables--2.6%				
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	540,000 a	491,060
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,350,000	1,349,734
Ford Credit Auto Owner Trust,				
Ser. 2005-A, Cl. A4	3.72	10/15/09	907,266	902,758
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,140,244
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	365,000	366,058
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	334,571
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 a	287,037
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	465,000	467,390
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	945,000	888,376
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. B	4.50	5/17/13	390,000	389,962
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	574,724
				7,191,914
Asset-Backed Ctfs./Credit Cards--3.6%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	5.42	1/15/13	2,100,000 a,b	2,022,613
BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	5.32	6/15/14	2,875,000 b	2,674,228
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	5.47	1/9/12	4,530,000 b	4,378,606
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	960,000 b	914,263
				9,989,710
Asset-Backed Ctfs./Home Equity Loans--3.6%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	4.93	4/25/36	128,731 b	128,302

Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 b	873,378
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	4.91	5/25/36	178,029 b	176,484
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	4.92	6/25/36	62,509 b	62,275
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 b	1,580,513
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	1,538,028 b	1,531,369
Citicorp Residential Mortgage				
Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 b	27,963
Citicorp Residential Mortgage				
Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	525,000 b	78,750
Credit-Based Asset Servicing and				
Securitization, Ser. 2006-CB2,				
Cl. AF1	5.72	12/25/36	59,128 b	58,664
First NLC Trust,				
Ser. 2005-3, Cl. AV2	5.10	12/25/35	196,094 b	195,857
GSAA Trust,				
Ser. 2006-7, Cl. AV1	4.95	3/25/46	513,976 b	513,190
GSAMP Trust,				
Ser. 2006-S4, Cl. A1	4.96	5/25/36	251,766 b	203,209
JP Morgan Mortgage Acquisition,				
Ser. 2006-CW1, Cl. A2	4.91	5/25/36	145,330 b	144,250
JP Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	4.97	4/1/37	1,216,762 b	1,193,714
Morgan Stanley ABS Capital I,				
Ser. 2006-HE3, Cl. A2A	4.91	4/25/36	134,156 b	133,194
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	485,000 b	454,873
Newcastle Mortgage Securities				
Trust, Ser. 2006-1, Cl. A1	4.94	3/25/36	232,730 b	230,995
Ownit Mortgage Loan Asset Backed				
Certificates, Ser. 2006-1,				
Cl. AF1	5.42	12/25/36	575,579 b	566,882
Renaissance Home Equity Loan				
Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	181,165 b	180,395
Residential Asset Securities,				
Ser. 2006-EMX4, Cl. A1	4.91	6/25/36	237,163 b	233,865
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	233,252 b	176,334
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI2	5.50	3/25/36	240,000 b	221,434
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M3	5.83	5/25/35	253,535 b	149,071
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.78	7/22/30	420,000 a,b	336,374
Specialty Underwriting &				

Residential Finance,				
Ser. 2006-BC2, Cl. A2A	4.93	2/25/37	426,434 b	423,735
Wells Fargo Home Equity Trust,				
Ser. 2006-1, Cl. A1	4.90	5/25/36	63,441 b	63,307
				9,938,377
Asset-Backed Ctfs./Manufactured Housing--.2%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	419,741	435,128
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A1	5.25	2/15/14	189,696	189,408
				624,536
Automobile Manufacturers--.1%				
Daimler Finance North America,				
Notes	4.88	6/15/10	295,000	**293,856**
Banks--8.2%				
Barclays Bank,				
Sub. Notes	5.93	9/29/49	265,000 a,b	246,995
Barclays Bank,				
Jr. Sub. Bonds	7.43	9/29/49	120,000 a,b,c	124,917
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	480,000	459,600
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	385,000 a,b	354,520
Colonial Bank,				
Sub. Notes	6.38	12/1/15	750,000	742,373
Colonial Bank,				
Sub. Notes	8.00	3/15/09	250,000	258,410
First Union,				
Sub. Notes	6.38	1/15/09	915,000	929,951
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	450,000 a,b	453,668
ICICI Bank,				
Bonds	5.79	1/12/10	400,000 a,b	395,027
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	245,000	244,590
Manufacturers & Traders Trust,				
Sub. Notes	5.59	12/28/20	475,000 b	441,019
Marshall & Ilsley Bank,				
Sub. Notes, Ser. BN	5.40	12/4/12	2,610,000 b	2,464,615
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	1,395,000	1,409,413
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	1,000,000	1,038,500
Northern Rock,				
Sub. Notes	5.60	4/29/49	975,000 a,b	605,224
Regions Financial,				
Sr. Unscd. Notes	4.98	8/8/08	1,450,000 b	1,447,890
Resona Bank,				
Notes	5.85	9/29/49	385,000 a,b	358,488
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	1,375,000 a,b	1,373,259
Shinsei Finance Cayman,				

Jr. Sub. Bonds	6.42	1/29/49	795,000 a,b	675,999
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	925,000 b	922,116
Sovereign Bancorp,				
Sr. Unscd. Notes	5.11	3/23/10	585,000 b	580,803
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	705,000 b	622,691
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	850,000	805,045
Washington Mutual				
Sr. Unscd. Notes	5.54	1/15/10	810,000 b	753,401
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	540,000	564,902
Wells Fargo Bank,				
Sub. Notes	7.55	6/21/10	2,855,000	3,053,160
Zions Bancorporation,				
Sr. Unscd. Notes	5.36	4/15/08	620,000 b	615,520
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	825,000	802,220
				22,744,316
Building & Construction--.1%				
Masco,				
Sr. Unscd. Notes	5.43	3/12/10	410,000 b	**396,239**
Chemicals--.6%				
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	725,000	724,161
Lubrizol,				
Gtd. Notes	4.63	10/1/09	815,000	818,806
Rohm & Haas,				
Unsub. Notes	5.60	3/15/13	220,000	228,859
				1,771,826
Commercial & Professional Services--.4%				
ERAC USA Finance,				
Notes	5.23	4/30/09	200,000 a,b	199,163
ERAC USA Finance,				
Bonds	5.60	5/1/15	550,000 a	523,762
ERAC USA Finance,				
Notes	7.95	12/15/09	360,000 a	377,953
				1,100,878
Commercial Mortgage Pass-Through Ctfs.--9.0%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,393,400	1,391,380
Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	300,000	303,800
Bayview Commercial Asset Trust,				
Ser. 2006-SP1, Cl. A1	5.14	4/25/36	361,831 a,b	350,694
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.23	4/25/34	274,373 a,b	267,042
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	5.45	12/25/33	277,985 a,b	274,492
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B2	6.34	7/25/36	651,191 a,b	455,834

Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	6.57	4/25/36	181,422 a,b	121,553
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	7.87	11/25/35	179,301 a,b	125,511
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.37	1/25/36	178,233 a,b	136,738
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	350,000	352,618
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	775,000	784,445
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	715,000 b	733,289
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	610,506	613,539
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	584,795
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.22	5/15/23	717,939 a,b	707,385
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	275,000 a	270,023
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	730,000 a	710,713
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 a	440,813
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	550,000 a	527,076
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 a	564,908
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 a	311,296
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	5.50	3/6/20	1,630,000 a,b	1,561,688
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.69	3/6/20	610,000 a,b	585,666
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.30	3/6/20	350,000 a,b	318,196
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	540,000	533,085
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,253,659
JP Morgan Chase Commercial				

Mortgage Securities,				
Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	710,000 b	733,671
LB-UBS Commercial Mortgage Trust,				
Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000	1,010,004
Merrill Lynch Mortgage Trust,				
Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	883,703
Merrill Lynch Mortgage Trust,				
Ser. 2002-MW1, Cl. A3	5.40	7/12/34	970,000	986,008
Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	300,000 b	301,804
Morgan Stanley Capital I,				
Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	1,000,876
Morgan Stanley Capital I,				
Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	625,000	626,018
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,576,709
Morgan Stanley Capital I,				
Ser. 2007-T27, Cl. A2	5.80	6/13/42	570,000 b	580,747
Nationslink Funding,				
Ser. 1998-2, Cl. A2	6.48	8/20/30	353,398	353,630
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	235,000 a	224,499
TIAA Seasoned Commercial Mortgage				
Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	495,000 b	510,489
Washington Mutual Commercial				
Mortgage Securities Trust,				
Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,816,010 a	1,791,285
				24,859,681
Diversified Financial Services--8.5%				
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	396,000 b	394,962
Amvescap,				
Gtd. Notes	5.38	2/27/13	380,000	364,358
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	785,000	775,730
Boeing Capital,				
Sr. Unscd. Notes	7.38	9/27/10	890,000	956,045
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	860,000 a	681,361
Citigroup,				
Sr. Unscd. Notes	5.30	10/17/12	655,000	664,217
Countrywide Financial,				
Gtd. Notes	5.80	6/7/12	540,000	394,826
Countrywide Home Loans,				
Gtd. Notes, Ser. L	3.25	5/21/08	375,000 c	338,905
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	670,000 b	600,825
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	1,215,000	1,249,460
Ford Motor Credit,				
Unscd. Notes	7.38	10/28/09	1,445,000	1,360,658
Fuji JGB Investment,				

Sub. Bonds	9.87	12/29/49	750,000 a,b	756,938
General Electric Capital,				
Sr. Unscd. Notes	5.25	10/19/12	1,390,000	1,423,106
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	495,000 b	441,125
Goldman Sachs Group,				
Sub. Notes	5.63	1/15/17	330,000	322,832
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	400,000 b	370,680
HSBC Finance,				
Notes	5.50	1/19/16	800,000	781,998
Janus Capital Group,				
Notes	6.25	6/15/12	545,000	558,549
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	1,195,000	1,071,475
John Deere Capital,				
Notes	5.16	9/1/09	555,000 b	556,299
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	1,460,000	1,433,063
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	350,000 a	321,353
Lehman Brothers Holdings,				
Sr. Notes	6.00	7/19/12	315,000 c	321,060
MBNA,				
Notes	6.13	3/1/13	1,345,000	1,403,019
Merrill Lynch & Co.,				
Sub. Notes	5.70	5/2/17	1,025,000	978,653
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,919,000	1,800,200
Morgan Stanley,				
Sr. Unscd. Notes	5.75	8/31/12	950,000	970,706
MUFG Capital Finance 1,				
Bank Gtd. Bonds	6.35	7/29/49	590,000 b	559,710
SB Treasury,				
Jr. Sub. Bonds	9.40	12/29/49	250,000 a,b	254,953
SMFG Preferred Capital,				
Sub. Bonds	6.08	1/29/49	835,000 a,b	773,394
Tokai Preferred Capital,				
Bonds	9.93	12/29/49	380,000 a,b	385,073
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	177,271 a	186,730
				23,452,263
Diversified Metals & Mining--.3%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	405,000 a	409,050
Wellpoint,				
Sr. Unsub. Notes	5.88	6/15/17	390,000	393,359
				802,409
Electric Utilities--3.3%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	825,000	807,036
Consolidated Edison of NY,				

Sr. Unscd. Debs., Ser. D		5.30	12/1/16	675,000	665,136
Consumers Energy,					
First Mortgage Bonds, Ser. O		5.00	2/15/12	1,160,000	1,152,541
Enel Finance International,					
Gtd. Notes		5.70	1/15/13	275,000 a	279,505
FPL Group Capital,					
Gtd. Debs.		5.63	9/1/11	1,570,000	1,608,960
Gulf Power,					
Sr. Unsub. Notes, Ser. M		5.30	12/1/16	800,000	796,649
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	1,000,000	1,022,579
Nevada Power,					
Mortgage Notes, Ser. R		6.75	7/1/37	395,000	410,284
NiSource Finance,					
Gtd. Notes		5.25	9/15/17	650,000	598,659
NiSource Finance,					
Gtd. Notes		5.59	11/23/09	385,000 b	381,452
Ohio Power,					
Unscd. Notes		5.42	4/5/10	615,000 b	609,934
Sierra Pacific Power,					
Mortgage Notes, Ser. P		6.75	7/1/37	200,000	207,739
Southern,					
Sr. Unsub. Notes, Ser. A		5.30	1/15/12	475,000	484,054
					9,024,528
Environmental Control--.6%					
Allied Waste North America,					
Scd. Notes, Ser. B		5.75	2/15/11	300,000	295,500
Allied Waste North America,					
Scd. Notes		6.38	4/15/11	240,000	238,800
Republic Services,					
Sr. Unsub. Notes		6.75	8/15/11	610,000	639,953
USA Waste Services,					
Sr. Unscd. Notes		7.00	7/15/28	355,000	377,666
					1,551,919
Food & Beverages--.4%					
H.J. Heinz,					
Notes		6.43	12/1/20	425,000 a	432,766
Kraft Foods,					
Sr. Unscd. Notes		6.00	2/11/13	150,000	154,384
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	520,000 b	536,201
					1,123,351
Foreign/Governmental--2.2%					
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.33	6/16/08	1,185,000 b	1,180,853
Export-Import Bank of Korea,					
Unsub. Notes		4.50	8/12/09	1,075,000	1,064,149
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	1,750,000 c,d	1,070,154
Republic of Argentina,					
Bonds		5.39	8/3/12	2,065,000 b	1,169,306

Republic of Argentina,				
Bonds, Ser. VII	7.00	9/12/13	720,000	634,320
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	811,147 a	843,593
				5,962,375
Health Care--.9%				
American Home Products,				
Unscd. Notes	6.95	3/15/11	580,000 b	618,439
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	310,000	317,363
Coventry Health Care,				
Sr. Unscd. Notes	5.95	3/15/17	400,000	392,889
Medco Health Solutions,				
Sr. Unscd. Notes	7.25	8/15/13	275,000	301,599
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	565,000	562,944
UnitedHealth Group,				
Sr. Unscd. Notes	5.38	3/15/16	385,000	377,971
				2,571,205
Lodging & Entertainment--.1%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	350,000 c	**359,625**
Machinery--.2%				
Atlas Copco,				
Bonds	5.60	5/22/17	290,000 a	290,630
Case New Holland,				
Gtd. Notes	7.13	3/1/14	320,000	320,800
				611,430
Media--1.3%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	900,000	938,070
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	900,000	917,740
Comcast,				
Gtd. Notes	5.50	3/15/11	990,000	1,000,187
News America Holdings,				
Gtd. Debs.	7.70	10/30/25	775,000	872,790
				3,728,787
Oil & Gas--1.3%				
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	155,000	158,488
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	1,395,000	1,394,145
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	715,000 a	681,538
Hess,				
Unscd. Notes	6.65	8/15/11	810,000	855,587
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	3/1/18	600,000 a	601,500
				3,691,258
Packaging & Containers--.3%				
Ball,				

Gtd. Notes	6.88	12/15/12	205,000	209,100
Crown Americas,				
Gtd. Notes	7.63	11/15/13	575,000	590,813
				799,913
Property & Casualty Insurance--2.6%				
Allstate,				
Jr. Sub. Debs.	6.50	5/15/67	270,000 b	252,070
American International Group,				
Sr. Unscd. Notes	5.05	10/1/15	470,000	454,606
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	1,600,000	1,602,163
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	730,000	731,794
Lincoln National,				
Sr. Unscd. Notes	5.21	3/12/10	720,000 b	707,445
Metlife,				
Sr. Notes	5.50	6/15/14	2,195,000 c	2,211,144
Nippon Life Insurance,				
Notes	4.88	8/9/10	850,000 a	859,274
Phoenix,				
Sr. Unscd. Notes	6.68	2/16/08	355,000	355,429
				7,173,925
Real Estate Investment Trusts--4.4%				
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	675,000	679,321
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	370,000	386,760
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	810,000	751,507
Commercial Net Realty,				
Sr. Unscd. Notes	6.15	12/15/15	375,000	375,265
Duke Realty,				
Sr. Notes	5.88	8/15/12	2,210,000	2,234,827
ERP Operating,				
Notes	5.13	3/15/16	615,000 c	573,130
ERP Operating,				
Notes	5.25	9/15/14	150,000	143,119
ERP Operating,				
Unscd. Notes	5.38	8/1/16	255,000	240,925
ERP Operating,				
Unscd. Notes	5.50	10/1/12	340,000	337,392
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	550,000	530,312
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	155,000	159,241
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	875,000	832,914
HRPT Properties Trust,				
Sr. Unscd. Notes	5.59	3/16/11	412,000 b	398,058
Istar Financial,				
Sr. Unscd. Notes	5.50	3/9/10	1,100,000 b	986,901
Liberty Property,				

Sr. Unscd. Notes	5.50	12/15/16	320,000	299,916
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	400,000	405,577
Mack-Cali Realty,				
Notes	5.25	1/15/12	675,000	685,105
Mack-Cali Realty,				
Sr. Unscd. Notes	5.80	1/15/16	690,000	690,641
Regency Centers,				
Gtd. Notes	5.25	8/1/15	220,000	208,840
Regency Centers,				
Gtd. Notes	5.88	6/15/17	185,000	179,091
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	1,000,000	976,313
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	200,000	201,387
				12,276,542
Residential Mortgage Pass-Through Ctfs.--4.6%				
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	266,538 b	267,610
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	44,484 b	44,380
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 b	1,531,425
Citigroup Mortgage Loan Trust,				
Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	3,020 b	3,020
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,776,319 b	1,780,489
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	3,605,872	3,608,859
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.22	5/25/36	464,382 b	438,520
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.05	6/25/36	119,725 b	82,263
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	1,261,417 b	1,275,809
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 b	740,356
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 b	718,176
Residential Funding Mortgage				
Securities I, Ser. 2004-S3,				
Cl. M1	4.75	3/25/19	1,106,656	1,049,158
WaMu Mutual Pass-Through				
Certificates, Ser. 2005-AR4,				
Cl. A4B	4.67	4/25/35	1,025,000 b	1,017,642
				12,557,707
Retail--.5%				
CVS Caremark,				
Sr. Unscd. Notes	5.44	6/1/10	370,000 b	366,279
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	255,000	261,418

Delhaize Group,				
Sr. Unsub Notes	6.50	6/15/17	190,000	194,717
Federated Retail Holdings,				
Gtd. Bonds	5.35	3/15/12	155,000	151,156
Federated Retail Holdings,				
Gtd. Notes	5.90	12/1/16	265,000	249,998
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	165,000	169,635
				1,393,203
State/Territory Gen Oblg--2.2%				
Delaware Housing Authority,				
SFMR	5.80	7/1/16	505,000	514,565
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	595,000	548,245
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	600,000 b	568,860
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	2,410,000	2,270,485
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,250,000	2,146,613
				6,048,768
Telecommunications--1.5%				
AT & T Wireless,				
Sr. Unscd. Notes	8.75	3/1/31	440,000	571,856
AT & T,				
Sr. Unscd. Notes	4.96	5/15/08	450,000 b	449,623
AT & T,				
Sr. Unscd. Notes	7.30	11/15/11	740,000 b	802,472
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	180,000	193,163
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	150,000	180,356
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	582,000	593,640
Qwest,				
Notes	8.88	3/15/12	50,000 b	53,750
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	625,000	643,429
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	335,000	336,425
Verizon Global Funding,				
Sr. Unscd. Notes	7.75	6/15/32	245,000	287,729
				4,112,443
Textiles & Apparel--.3%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	700,000	**719,081**
U.S. Government Agencies--.2%				
Small Business Administration				

Participation Ctfs., Gov't Gtd. Ctfs., Ser. 97-J	6.55	10/1/17	428,859	**443,356**

U.S. Government Agencies/Mortgage-Backed--38.0%

Federal Home Loan Mortgage Corp:

3.50%, 9/1/10			253,531	247,951
5.00%			1,670,000 e	1,671,820
5.50%			23,450,000 e	23,402,162
Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20			285,608	285,228
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			2,066,852	1,948,742
Multiclass Mortgage Participation Ctfs. (Interest Only) Ser. 2750, Cl. IK, 5.00%, 5/15/26			4,617,400 f	446,567

Federal National Mortgage Association:

5.00%			25,365,000 e	24,919,857
6.00%			25,420,000 e	25,855,520
4.00%, 5/1/10			1,331,228	1,319,566
5.00%, 11/1/20			1,904,678	1,906,844
5.50%, 9/1/34			619,648	619,779
6.00%, 1/1/19 - 4/1/33			1,485,121	1,521,737
8.00%, 12/1/25			35,914	38,413
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34			1,979,955	2,004,982
Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18			145,653	161,583

Government National Mortgage Association I:

5.50%, 4/15/33			4,303,273	4,337,527
7.00%, 6/15/08			152	153
9.50%, 11/15/17			287,685	309,111
Ser. 2004-23, Cl. B, 2.95%, 3/16/19			2,322,988	2,267,243
Ser. 2007-46, Cl. A, 3.14%, 6/16/21			622,787	611,900
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			1,339,438	1,318,160
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			815,339	805,180
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			162,297	160,690
Ser. 2007-52, Cl. A, 4.05%, 1/16/48			870,928	861,605
Ser. 2006-66, Cl. A, 4.09%, 8/16/30			1,549,852	1,533,641
Ser. 2006-3, Cl. A, 4.21%,				

1/16/28	1,640,730	1,627,321
Ser. 2006-5, Cl. A, 4.24%,		
7/16/29	1,140,130	1,131,288
Ser. 2006-55, Cl. A, 4.25%,		
7/16/29	1,417,143	1,405,297
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	1,158,732	1,151,791
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	985,137	980,706
		104,852,364
U.S. Government Securities--14.5%		
U.S. Treasury Bonds;		
4.50%, 2/15/36	8,287,000 c	8,331,675
U.S. Treasury Notes:		
3.38%, 9/15/09	9,564,000 c	9,617,052
3.88%, 10/31/12	460,000 c	469,164
4.25%, 9/30/12	305,000 c	315,794
4.63%, 12/31/11	620,000 c	650,516
4.63%, 7/31/12	3,685,000 c	3,870,403
4.63%, 11/15/16	7,253,000 c	7,598,090
4.75%, 8/15/17	435,000 c	459,571
4.88%, 6/30/12	300,000 c	318,281
5.13%, 6/30/08	7,442,000 c	7,505,957
5.75%, 8/15/10	730,000 c	779,161
		39,915,664
Total Bonds and Notes		
(cost $328,293,639)		**324,379,926**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009		
@ 4	15,500,000	41,715
U.S. Treasury 5 Year Note		
January 2008 @ 111.5	15,700,000	46,609
Total Options		
(cost $115,976)		**88,324**

	Principal	
Short-Term Investments--6.5%	Amount ($)	Value ($)
U.S. Government Agencies--6.0%		
Federal National Mortgage		
Association, Discount Notes, 4.23%, 3/17/08	16,830,000	**16,679,708**
U.S. Treasury Bills--.5%		
3.01%, 3/27/08	1,255,000 g	**1,245,600**
Total Short-Term Investments		
(cost $17,925,674)		**17,925,308**

	Shares	Value ($)
Other Investment--2.6%		
Registered Investment Company;		

Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $7,158,000)		7,158,000 h	**7,158,000**

Investment of Cash Collateral for
Securities Loaned--15.1%

Registered Investment Company;			
Dreyfus Institutional Cash			
Advantage Fund			
(cost $41,875,883)		41,875,883 h	**41,875,883**
Total Investments (cost $395,369,172)		**141.6%**	**391,427,441**
Liabilities, Less Cash and Receivables		**(41.6%)**	**(114,952,797)**
Net Assets		**100.0%**	**276,474,644**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these
     securities amounted to $26,329,129 or 9.5% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's
     securities on loan is $40,756,726 and the total market value of the collateral held by the fund is $41,875,883.
d   Principal amount stated in U.S. Dollars unless otherwise noted.
     BRL--Brazilian Real
e   Purchased on a forward commitment basis.
f   Notional face amount shown.
g   All or partially held by a broker as collateral for open financial futures positions.
h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
December 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 12/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	126	26,491,500	March 2008	26,047
U.S. Treasury 5 Year Notes	114	12,572,063	March 2008	45,094
U.S. Treasury 30 Year Bonds	54	6,284,250	March 2008	(1,688)
Financial Futures Short				
U.S. Treasury 10 Year Notes	101	(11,452,454)	March 2008	13,425
				82,878

At December 31, 2007, the Fund held the following open swap agreements:

Credit Default Swaps Counterparty	Reference Entity	Buy/Sell Protection	(Pay) /Receive Fixed Rate (%)	Expiration Date	Notional Amount ($)	Unrealized Appreciation (Depreciation) ($)
Goldman, Sachs & C0.	Autozone, 5.875%, 10/15/2012	Buy	(0.62)	6/20/2012	1,425,000	(3,079)
Lehman Brothers	CARB 2007-1 BBB INDEX	Sell	1.50	2/15/2014	700,000	(74,589)
Citibank	Century Tel, 7.875%, 8/15/2012	Buy	(1.16)	9/20/2015	737,000	(19,400)
Morgan Stanley	Century Tel, 7.875%, 8/15/2012	Buy	(1.15)	9/20/2015	213,000	(5,469)
Citibank	Century Tel, 7.875%, 8/15/2012	Buy	(1.19)	9/20/2015	1,570,000	(44,358)
Goldman, Sachs & C0.	Dow Jones CDX.NA.IG.8 INDEX	Sell	0.60	6/20/2017	1,425,000	(34,954)
Deutsche Bank	Dow Jones CDX.NA.IG.8 INDEX	Sell	0.80	12/20/2017	1,457,000	(14,960)
Goldman, Sachs & C0.	Dow Jones CDX.NA.IG.8 INDEX	Sell	0.35	12/20/2008	2,820,000	(9,622)
JP Morgan	Georgia-Pacific, 7.75%, 11/15/2029	Sell	1.75	6/20/2012	720,000	(43,702)
Lehman Brothers	Liberty Mutual Insurance Company, 7.875%,10/15/2026	Buy	(0.35)	12/20/2014	2,820,000	2,613
JP Morgan	MeadWestvaco, 6.85%, 2012	Buy	(1.10)	6/20/2017	1,440,000	(11,473)
UBS AG	Turanlem Finance, 8%, 3/24/2014	Sell	1.15	1/20/2008	490,000	(1,762)
						(260,755)